EXHIBIT 99.2

Management’s Report

TO THE SHAREHOLDERS OF COMPTON PETROLEUM CORPORATION

The accompanying Consolidated Financial Statements of Compton Petroleum Corporation (the “Corporation”) are the responsibility of Management and have been prepared by Management in accordance with International Financial Reporting Standards and policies stated in the notes thereto. Financial information contained throughout the corporate summary to shareholders is consistent with these financial statements.

The Corporation’s Board of Directors has approved these Consolidated Financial Statements on the recommendation of the Audit, Finance and Risk Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002.

Management is also responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting. Internal control, as more fully described in Management’s Discussion and Analysis, includes policies and procedures designed to provide reasonable assurance relating to the reliability, completeness and timeliness of financial reporting. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems while determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the design and operation of internal control over financial reporting based on the Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Management has concluded that, as of December 31, 2011, internal control over financial reporting was effective. Grant Thornton LLP, an independent firm of chartered accountants, appointed by shareholders, has provided independent opinions on both the Consolidated Financial Statements and the Corporation’s internal control over financial reporting as at December 31, 2011.

/s/ Edward W. Bogle, Ph.D., ICD.D, P.Geol.	/s/ C.W. Leigh Cassidy, CA, CFA
President & Chief Executive Officer	Vice President Finance &
Chief Financial Officer

March 7, 2012

Independent Auditor’s Report of

Registered Public Accounting Firm

Grant Thornton LLP Suite 900 833 - 4th Avenue SW Calgary, AB T2P 3T5 T (403) 260-2500 F (403) 260-2571 www.GrantThornton.ca

To the Shareholders of Compton Petroleum Corporation

We have audited the accompanying consolidated financial statements of Compton Petroleum Corporation (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive earnings (loss), changes in equity and cash flow for each of the years in the two-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Compton Petroleum Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and the results of its financial performance and its cash flow for each of the years in the two-year period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Compton Petroleum Corporation's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2012 expressed an unqualified opinion on Compton Petroleum Corporation’s internal control over financial reporting.

Calgary, Canada	/s/ ‘Grant Thornton LLP’
March 7, 2012	Chartered Accountants

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 2

Independent Auditor’s Report of

Registered Public Accounting Firm

Grant Thornton LLP Suite 900 833 - 4th Avenue SW Calgary, AB T2P 3T5 T (403) 260-2500 F (403) 260-2571 www.GrantThornton.ca

To the Shareholders of Compton Petroleum Corporation

We have audited the internal control over financial reporting of Compton Petroleum Corporation (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executives and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatement due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 3

Other matter

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive earnings (loss), changes in equity and cash flow for each of the years in the two-year period ended December 31, 2011 and our report dated March 7, 2012, expressed an unqualified opinion on those consolidated financial statements.

Calgary, Canada	/s/ ‘Grant Thornton LLP’
March 7, 2012	Chartered Accountants

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 4

Compton Petroleum Corporation
Consolidated Balance Sheets
(000’s)

As at	December 31, 2011	December 31, 2010	January 1, 2010
		note 23	note 23
Assets
Current assets:
Trade and other accounts receivable	$19,204	$29,515	$37,389
Risk management, note 15(a)	3,498	8,041	198
Other current assets, note 19	5,360	4,812	14,287
	28,062	42,368	51,874

Non-current assets:
Development and production, note 3	577,776	751,382	1,609,874
Exploration and evaluation, note 4	65,455	68,550	72,378
Other long term assets, note 19	2,015	2,620	2,494

Total assets	$673,308	$864,920	$1,736,620

Liabilities
Current liabilities:
Trade and other accounts payable	$41,634	$57,755	$67,909
Credit facility, note 5(a)	-	145,584	107,183
Risk management, note 15(a)	4	116	94
Senior term notes, note 6	-	44,757	-
MPP term financing, note 7	10,841	11,098	4,601
	52,479	259,310	179,787

Non-current liabilities:
Credit facility, note 5(a)	112,608	-	-
Senior term notes, note 6	-	192,455	461,741
Risk management, note 15(a)	4	-	1,331
MPP term financing, note 7	20,528	34,522	46,807
Provisions, note 9	162,948	184,424	138,998
Deferred income taxes, note 18	2,906	7,011	186,210

Total liabilities	351,473	677,722	1,014,874

Equity
Share capital, note 10(b)	308,131	416,433	416,425
Share purchase warrants, note 10(c)	18,455	13,800	13,800
Other reserves	58	40,112	37,043
Retained earnings (deficit)	(5,888)	(274,139)	267,032
Non-controlling interest, note 7	1,079	(9,008)	(12,554)

Total equity	321,835	187,198	721,746

Total liabilities and equity	$673,308	$864,920	$1,736,620

Commitments and contingent liabilities, note 21

see accompanying notes to the consolidated financial statements

On behalf of the Board
/s/ A. Loader, MA	/s/ Glen Roane, MBA, ICD.D
Director	Director

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 5

Compton Petroleum Corporation
Consolidated Statements of Operations and Comprehensive Earnings (Loss)
(000’s, except per share amounts)

Year ended December 31	2011	2010
		note 23

Revenue, net of royalties, note 16	$141,996	$186,250

Expenses
Operating	47,447	52,885
Transportation	5,926	6,902
Administrative	15,365	22,702
Royalty obligations, note 16	10,691	14,644
Depletion and depreciation	58,076	89,415
Exploration and evaluation, note 4	20,975	2,086
Share based compensation, note 12(e)	446	4,087
Foreign exchange and other gain, note 14	(71,257)	(23,633)
Risk management gain, note 15(c)	(9,151)	(21,165)
Impairment expense, note 3	1,580	695,395
Other expenses	-	5,037
Finance costs, note 13	34,504	54,792

Earnings (loss) before taxes	27,394	(716,897)

Income taxes
Current	-	10
Deferred, note 18	10,115	(179,282)

	10,115	(179,272)

Net earnings (loss)	$17,279	$(537,625)

Net earnings (loss) attributable to:
Non-controlling interest, note 7	$(4,164)	$(2,243)
Majority shareholders	21,443	(535,382)
Net earnings (loss) and comprehensive earnings (loss)	$17,279	$(537,625)

Net earnings (loss) per share, note 11
Basic	$1.80	$(407.91)
Diluted	$1.47	$(407.91)

see accompanying notes to the consolidated financial statements

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 6

Compton Petroleum Corporation
Consolidated Statements of Changes in Equity
(000’s)

	Capital stock	Share purchase warrants	Other reserves	Retained earnings/ Deficit	Non- controlling interest	Total

Balance at January 1, 2010, note 23	$416,425	$13,800	$37,043	$267,032	$(12,554)	$721,746
Net earnings (loss)	-	-	-	(535,382)	(2,243)	(537,625)
MPP term financing, note 7	-	-	-	(5,789)	5,789	-
Share based payments	-	-	3,069	-	-	3,069
Options exercised	8	-	-	-	-	8

Balance at December 31, 2010, note 23	$416,433	$13,800	$40,112	$(274,139)	$(9,008)	$187,198

Net earnings	-	-	-	21,443	(4,164)	17,279
MPP term financing, note 7	-	-	-	(14,251)	14,251	-
Share issuance, net	197,062	18,455	-	-	-	215,517
Share based payments	-	-	(1,201)	-	-	(1,201)
IFRS fair value adjustment, net of tax, note 3	-	-	-	(96,958)	-	(96,958)
Warrants expiry	13,800	(13,800)	-	-	-	-
Reduction of stated capital and other reclassification	(319,164)	-	(38,853)	358,017	-	-
Balance at December 31, 2011	$308,131	$18,455	$58	$(5,888)	$1,079	$321,835

see accompanying notes to consolidated financial statements

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 7

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(000’s)

Year ended December 31	2011	2010
		note 23

Operating activities
Net earnings (loss)	$17,279	$(537,625)
Amortization and other	1,468	5,339
Depletion and depreciation, note 3	58,076	89,415
Unrealized foreign exchange and other (gains) losses	(9)	(19,361)
Deferred income taxes, note 18	10,115	(179,282)
Share based compensation, note 12(e)	(1,201)	3,069
Accretion of decommissioning liabilities, note 9	4,818	4,504
Decommissioning expenditures	(2,024)	(17,963)
Unrealized risk management (gain) loss, note 15(c)	4,435	(9,151)
Impairment, note 3	1,580	695,395
Exploration and evaluation, note 4	20,975	2,086
(Gain) on debt extinguishment	(58,268)	-
(Gain) loss on asset disposition, note 14	(14,747)	5,252
	42,497	41,678
Change in non-cash working capital, note 22	(6,116)	(10,618)

	36,381	31,060

Financing activities
Issuance of senior term notes	-	242,054
Extinguishment of senior term notes	-	(449,123)
Repayment of credit facility	(33,743)	39,821
MPP term financing repayment	(14,250)	(5,788)
Proceeds from equity financing, net of costs, note 10	36,573	5

	(11,420)	(173,031)

Investing activities
Development and production additions	(43,756)	(27,612)
Exploration and evaluation additions	(7,524)	(6,878)
Development and production dispositions	9,490	144,372
Exploration and evaluation dispositions	16,829	8,620
Royalty dispositions	-	23,469

	(24,961)	141,971

Change in cash	-	-

Cash, beginning of year	-	-

Cash, end of year	$-	$-

see accompanying notes to the consolidated financial statements

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 8

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(000’s, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”), incorporated under the laws of Alberta and domiciled in Canada. Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The registered office of the Corporation is Suite 500 Bankers Court, 850 2nd Street SW, Calgary, Alberta, Canada, T2P 0R8.

1.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements present the results of operations and financial position as at and for the years ended December 31, 2011 and 2010 and are the Corporation’s first IFRS consolidated annual financial statements for the year ending December 31, 2011. These consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, with retrospective application of accounting standards as required. Previously, the Corporation prepared its annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Previous GAAP”).

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets recorded on the date of the transaction. These consolidated financial statements have been prepared on a going concern basis.

A summary of the Corporation’s significant accounting policies under IFRS is presented in Note 2 – “Significant Accounting Policies”. These policies have been retrospectively and consistently applied except where specific exemptions permitted alternative treatments upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 23 – “Transition to IFRS”.

These consolidated financial statements were authorized for issuance on March 7, 2012 by the Board of Directors.

(c)	Functional and presentation currency

The functional and presentation currency of Compton, and all of its consolidated subsidiaries, is Canadian dollars.

2.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries Compton Petroleum Finance Corporation and WIN Energy (Montana), Inc.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 9

The accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) are included in these consolidated financial statements in accordance with Standing Interpretations Committee Standards 12 (“SIC-12”), Special Purpose Entities, as outlined in Note 7 - “MPP Term Financing and Non-Controlling Interest”.

Interests in jointly controlled assets are included in these financial statements using the proportionate consolidation method and included in the accounts is the Corporation’s proportionate share of revenues, expenses, assets and liabilities.

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Critical accounting estimates, judgments and key sources of measurement uncertainty

The timely preparation of consolidated financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves. By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Development and Production (“D&P”) assets are grouped into cash generating units (“CGU’s”) identified as having largely independent cash flows and are geographically integrated. The determination of these CGU’s was based on Management’s interpretation and judgment.

The calculation of decommissioning liabilities includes estimates of the ultimate settlement amounts, inflation factors, risk free rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

The amount of share based compensation expense recorded reflects the Corporation’s best estimate of inputs used in the Black-Scholes pricing model and whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue reflects the Corporation’s best estimate of fair value at the time of issue.

The estimated fair value of risk management contracts is subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

As tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change, income taxes are subject to measurement uncertainty.

The estimated probability of provisions and contingencies recognized in these consolidated financial statements are based on Management’s interpretation and judgment.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 10

(c)	Property and equipment

(i)	Exploration and evaluation

Exploration and evaluation (“E&E”) assets are measured at cost and include all costs directly associated with exploratory drilling, unproved property acquisition costs, geological and geophysical activities, license acquisition and technical studies. These assets do not include prospecting costs incurred prior to obtaining the rights to explore lands, which costs are expensed as incurred.

When E&E assets have identified reserves that have been determined to be technically feasible and commercially viable, the associated E&E costs incurred are transferred to D&P assets, subject to a test for impairment. This is generally at the time production commences from the reserve, but could occur earlier where there are significant delays in the development of production infrastructure. When an E&E effort is determined not to be technically feasible, commercially viable, or the Corporation decides not to continue with any future E&E, any remaining associated costs are charged to net earnings as E&E expense.

E&E costs are not subject to depreciation and depletion.

(ii)	Development and production

All costs directly associated with the development and production of oil and natural gas reserves are capitalized on a CGU basis. D&P costs comprise intangible drilling costs, production equipment and facilities.

Overhead costs which are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by Management are capitalized. These costs include compensation costs paid to internal personnel dedicated to capital projects.

D&P costs accumulated within each CGU are depleted using the unit-of-production method; based upon estimated proved plus probable oil and natural gas reserves. D&P costs subject to depletion include the estimated future costs to be incurred in developing proved plus probable reserves, less the estimated salvage value of underlying assets.

Depreciation of the MPP facilities is provided for on a straight line basis over 30 years.

The costs of maintenance turnarounds of facilities are capitalized and amortized over the period to the next scheduled turnaround; generally three years. All other maintenance costs are expensed as incurred.

(iii)	Corporate assets

Corporate assets, which include office equipment and leasehold improvements, are recorded at cost and depreciated on a straight line basis over the estimated service life, which range from three to ten years.

(iv)	Derecognition

The Corporation derecognizes assets at the earlier of disposal, or at the time that no future economic benefit is expected. Any gain or loss on derecognition is included in net earnings when incurred, presented in foreign exchange and other gains (losses).

(d)	Impairments

The carrying values of long-life assets are reviewed quarterly for indicators that the carrying value of an asset or CGU may not be recoverable. If the carrying value of the asset or CGU exceeds the estimated recoverable amount, the asset or CGU is written down, with the impairment charged to net earnings.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 11

The recoverable amount of an asset or CGU is the greater of its fair value less its estimated costs of disposal and its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

Fair value less the estimated costs of disposal is a measure of third party value, determined using discounted future net cash flows of proved and probable reserves determined using forecast prices and costs, and other economic factors external to the Corporation.

Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the Corporation’s continued use of the asset or cash-generating unit. Cash flows used in determining value in use will not consider all market factors but only those relevant to the Corporation.

Reversals of impairments are recognized, where applicable, when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or CGU is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

(e)	Decommissioning liabilities

The Corporation recognizes the present value of estimated decommissioning liabilities of long-life assets when a legal or constructive liability exists and a reasonable estimate can be made. These liabilities include obligations where the Corporation will be required to retire tangible long-life assets such as well sites, pipelines, and facilities. The liabilities, equal to the initial estimated present value of the decommissioning liabilities, are capitalized as part of the cost of the related long-life asset. Changes in the estimated decommissioning liability resulting from revisions to the assumptions used are also capitalized. Capitalized decommissioning costs are amortized using the unit-of-production method except for those of MPP which are amortized over 30 years.

Accretion of the decommissioning liabilities resulting from the passage of time is charged to net earnings.

Decommissioning expenditures incurred are charged against the decommissioning liability, to the extent of the liability recorded.

(f)	Financial instruments and derivatives

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “available for sale financial assets”, “held to maturity investments”, “loans and receivables” or “financial liabilities measured at amortized cost” as defined by the accounting standard.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in those fair values recognized in net earnings. “Available for sale financial assets” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial instruments classified as “held to maturity investments”, “loans and receivables” and “financial liabilities measured at amortized cost” are measured at amortized cost using the effective interest method.

Trade and other accounts receivable are classified as “loans and receivables” and trade and other accounts payable, credit facility, MPP term financing and senior term notes are classified as “financial liabilities measured at amortized cost”. Transaction costs, premiums and discounts associated with the issuance of senior term notes are netted against the notes and amortized to net earnings using the effective interest method. Transaction costs associated with the extinguishment of debt are expensed when settlement of the debt occurs.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 12

Derivative financial instruments are classified as “fair value through profit or loss” and are recorded at fair value based on quoted market prices or third party market indications and forecasts. Fluctuations are recorded in net earnings as risk management gains and losses during each reporting period. The Corporation uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in Note 15 – “Risk Management”. The Corporation does not designate any of its current risk management activities as accounting hedges.

(g)	Per share amounts

Basic net earnings (loss) per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted net earnings (loss) per share are computed by giving effect to the potential dilution that would occur if stock options, share purchase warrants and convertible debt at the option of the issuer were exercised. The Corporation uses the treasury stock method to determine the dilutive effect of issued instruments. This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the year.

(h)	Income taxes

Income taxes are recognized in net earnings except to the extent that they relate to items recognized directly in equity, in which case the income taxes are recognized directly in equity. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred income taxes are calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in equity depending on the item to which the adjustment relates.

Deferred income tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient future taxable earnings will be available to allow all or part of the asset to be recovered.

(i)	Revenue recognition

Revenue associated with the Corporation’s production and sale of oil and natural gas are recognized when title passes to the customer and delivery has taken place. The Corporation’s revenue is reported after deducting royalty payments to governments and other mineral interest owners. Revenue from services provided to third parties by the Corporation is recognized in the period that the service is provided.

(j)	Share based payments

The Corporation records share based compensation costs for its directors, officers, and employees as a charge to net earnings using estimated fair values.

The fair value of compensation costs of equity-settled stock-based compensation plans is determined at the grant date of the compensation using the Black-Scholes option-pricing model. The fair value is charged to net earnings with a corresponding credit to equity.

The fair value of compensation costs of cash-settled stock-based compensation plans is determined at the grant date of the compensation using the Black-Scholes option-pricing model. The fair value is charged to net earnings over the vesting schedule. Subsequently, changes in the fair value are recognized as a charge or addition to net earnings with a corresponding change to current liabilities.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 13

Contributions to the Corporation’s stock savings plan are recorded as compensation expense as incurred.

(k)	Foreign currency translation

Monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate. Revenue and expenses are translated at the average exchange rate during the period. Translation gains or losses are recorded in net earnings.

(l)	Defined benefit pension plan

The Corporation accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of Mazeppa Processing Partnership. The cost of the pension is actuarially determined using the projected unit credit method based on length of service and reflects Management’s best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

Actuarial gains and losses on pension fund assets are deferred on the balance sheet. Any amounts in excess of 10% of the pension plan asset or liability are amortized to pension expense over the expected remaining service period of active employees.

(m)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, less outstanding cheques, and short term deposits.

(n)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets until such time as the assets are substantially available for their intended use. Qualifying assets are comprised of those significant assets that require a period greater than one year to be available for their intended use. All other borrowing costs are expensed as incurred.

(o)	Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Finance leases are recognized as assets at the lower of the fair value of the leased property, or the present value of the minimum lease payments as determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset. Finance leases are amortized over the lease term, generally three to five years.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in net earnings on a straight line-basis over the term of the lease.

(p)	Inventory

The Corporation recognizes significant assets available for sale or redeployment in operations, as inventory presented as long-term assets measured at the lower of cost and net realizable value.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 14

(q)	Farm-out arrangements

The Corporation does not adjust the recognized cost of exploratory property interests, excluding cash consideration received, for which farm-out agreements have been made. No exploration costs incurred by the farmee are recorded.

(r)	Share purchase warrants

Estimated fair value attributed to share purchase warrants that expire without being exercised are returned to share capital upon expiry.

(s)	Recent accounting pronouncements

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new IFRS pronouncements that have been issued, that are not yet effective and have not been early adopted, and may have an impact on the Corporation in the future as discussed below.

As of January 1, 2015 , the Corporation will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of the standard remain in development and the full impact of the standard on the Corporation’s consolidated financial statements will not be known until the project is complete.

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

(i)	Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

(ii)	Joint Arrangements

IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

(iii)	Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

(iv)	Fair Value Measurement

IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 15

The Corporation is currently assessing the impact of the new standards, but does not anticipate that the adoption of these standards will have a significant impact on the Corporation’s consolidated financial statements.

3.	Development and Production

	Development and Production costs (1)	MPP Facility	Corporate Assets	Total
Cost or deemed cost:
Balance at January 1, 2010	$1,545,269	$53,703	$12,538	$1,611,510
Additions	42,430	-	1,449	43,879
Transfer from E&E, note 4	47	-	-	47
Disposals	(186,490)	-	-	(186,490)
Decommissioning adjustment and other	60,972	-	-	60,972
Balance at December 31, 2010	$1,462,228	$53,703	$13,987	$1,529,918
Additions	42,622	-	347	42,969
Transfer from E&E, note 4	3,693	-	-	3,693
Disposals	(15,239)	-	-	(15,239)
Decommissioning adjustment and other	(20,388)	-	-	(20,388)

Balance at December 31, 2011	$1,472,916	$53,703	$14,334	$1,540,953

Accumulated depletion, depreciation and impairment losses:
Balance at January 1, 2010	$(1,636)	$-	$-	$(1,636)
Depletion and depreciation	(84,148)	(2,224)	(3,043)	(89,415)
Impairment loss	(695,395)	-	-	(695,395)
Disposals	7,529	-	-	7,529
Other	381	-	-	381
Balance at December 31, 2010	$(773,269)	$(2,224)	$(3,043)	$(778,536)
Depletion and depreciation	(52,693)	(2,224)	(3,159)	(58,076)
Impairment loss, net of reversal	(129,117)	-	-	(129,117)
Disposals	2,506	-	-	2,506
Other	46	-	-	46

Balance at December 31, 2011	$(952,527)	$(4,448)	$(6,202)	$(963,177)

Net book value:
As at January 1, 2010	$1,543,633	$53,703	$12,538	$1,609,874
As at December 31, 2010	$688,959	$51,479	$10,944	$751,382
As at December 31, 2011	$520,389	$49,255	$8,132	$577,776

(1)	Included in D&P are finance leases with a cost of $1.6 million (January 1, 2010 – $11.5 million; December 31, 2010 – $8.5 million) and accumulated depletion of $0.3 million (January 1, 2010 – $1.6 million; December 31, 2010 – $1.6 million)

During the year ended December 31, 2011, $2.1 million (2010 - $4.3 million) of compensation, insurance, and other costs were capitalized.

Minor property dispositions at Niton and Centron during 2011 resulted in total proceeds of $26.2 million, and a net gain on sale of $16.4 million. Net gains include components of both D&P ($1.5 million), and E&E ($14.9 million); see Note 4 – “Exploration and Evaluation”.

During 2010, the disposition of properties at Niton and Gilby resulted in gross proceeds of $153.0 million, and a net loss on sale of $5.3 million. Net losses include components of both development and production ($4.8 million), and E&E ($0.5 million); see Note 4 – “Exploration and Evaluation”.

On transition to IFRS on January 1, 2010, the value of Compton’s D&P costs were written down by $263.9 million; see Note 23 – “Transition to IFRS”. The recoverable amount represents the assets value in use applying a 10% discounted rate to the estimated future cash flow for cash generating units, reflecting the then current forecast for oil and natural gas.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 16

Following the recapitalization completed in September 2011 (the “Recapitalization”), the Corporation’s assets were reduced to their underlying fair market values in accordance with an IFRS election. The election resulted in a write down of D&P assets, across all cash generating units, of $127.5 million ($97.0 million, net of tax). Following the election, the deemed cost carrying value of D&P assets was $570.2 million. See Note 6 – “Senior Term Notes” for additional details on the Recapitalization.

At December 31, 2011, a further write down of $1.6 million (2010 - $695.4 million) was recorded based on the estimated recoverable amount of the D&P assets, representing the value in use, using 10% discounted cash flow of reserves by cash generating unit, as determined by our external reserve evaluators and the then current forecast for oil and natural gas.

4.	eXPLORATION AND EVALUATION

	2011	2010
Balance, beginning of year	$68,550	$72,378
Additions	7,524	6,925
Disposals	(2,311)	(8,620)
Impairment / land expiries	(20,975)	(2,086)
Transfers to D&P, note 3	(3,693)	(47)
Deemed cost election	16,360	-
Balance, end of year	$65,455	$68,550

An impairment test is performed on the capitalized cost of E&E assets. On transition to IFRS on January 1, 2010, the value of Compton’s E&E assets was tested for impairment and no write down was required. Throughout 2010, a total of $2.1 million of undeveloped lands expired and were charged to exploration and evaluation expense. Land expiries and impairment on exploratory well costs charged to exploration and evaluation expense during the year ended December 31, 2011 totaled $21.0 million.

Following the Recapitalization, the Corporation’s assets were adjusted to their underlying event driven fair market values, under an optional IFRS 1 election. The election resulted in a net increase of E&E assets of $16.4 million, resulting in a $62.1 million deemed cost carrying value as at September 30, 2011. See Note 6 – “Senior Term Notes” for additional details on the Recapitalization.

No impairment write down was recorded on E&E assets based on the estimated recoverable amount of Compton’s undeveloped land, as determined by a third party valuation.

5.	debt

(a)	Credit facility
	December 31, 2011	December 31, 2010	January 1, 2010

Authorized credit facility	$120,000	$170,000	$220,000

Prime rate loans	$-	$-	$37,000
Bankers’ acceptance term loans	104,000	144,700	70,000
Bank indebtedness, prime rate	9,487	2,576	1,462
Discount to maturity	(879)	(1,692)	(1,279)

Advances under the credit facility	$112,608	$145,584	$107,183

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 17

Subsequent to the year end, the facility was revised to a total of $140.0 million including a working capital facility of $15.0 million and a syndicated facility of $125.0 million. The facility term ends February 8, 2013. The lenders will reassess the amount of the credit facility semi-annually at March 31 and September 30; the review may change the amount available thereunder. The credit facility is determined based on, among other things, the Corporation’s current reserve report, results of operations, the lenders view of current and forecast commodity prices and the current economic environment.

In addition to the drawn portion of the facility at December 31, 2011, $0.8 million (December 31, 2010 – $4.3 million) of letters of credit were outstanding in favour of service providers to Compton.

Advances under the syndicated facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

(i)	Prime rate and US Base rate plus 1.75%; and

(ii)	Bankers’ Acceptances rate and LIBOR rate plus 2.75%.

The effective interest rate on the credit facility at December 31, 2011, was 5.76% (2010 – 6.01%).

The credit facility is secured by a first fixed and floating charge debenture in the amount of $500.0 million covering all the Corporation’s assets and undertakings.

(b)	Finance leases

Finance leases relate to operating equipment with lease terms ranging from three to five years. Finance leases have been recognized as assets based on the lower of the respective fair values and present value of future lease payments and any related buyout costs. The Corporation’s obligations under finance leases are secured by the lessors’ title to the underlying property. The fair value of the finance lease liabilities approximates the carrying amount.

	2011	2010
Not later than one year	$1,030	$1,033
Later than one year and not later than five years	447	1,680
Later than five years	-	-
Less future finance charges	(308)	(469)

Present value of minimum lease payments	$1,169	$2,244

Current finance lease obligations	$750	$864
Long-term finance lease obligations	419	1,380

Present value of minimum lease payments(1)	$1,169	$2,244

(1)	Finance leases are included in D&P assets, and trade and other accounts payable

6.	Senior term notes

	December 31, 2011	December 31, 2010	January 1, 2010

US$193.5 million, 10% due Sept. 15, 2017	$-	$192,455	$-
US$45.0 million, 10% due Sept. 15, 2011	-	44,757	-
US$450.0 million, 7.625% due Dec. 1, 2013	-	-	470,970
Unamortized transaction costs	-	-	(9,229)

Carrying value	$-	$237,212	$461,741
Current	$-	$44,757	$-
Non-current	-	192,455	461,741

Senior term notes	$-	$237,212	$461,741

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 18

In October 2010, the Corporation issued US$193.5 million of senior term notes due September 15, 2017 and US$45.0 million of mandatory convertible notes due September 15, 2011 in conjunction with the extinguishment of the US$450.0 million senior term notes due December 1, 2013.

During the year, the senior term notes were fully extinguished as part of the Recapitalization. In the Recapitalization, the Senior Term Notes and Mandatory Convertible Notes were exchanged for common shares, rights, and cashless warrants. A net gain of $55.2 million on debt extinguishment was recognized in foreign exchange and other gains. On September 27, 2011, the Recapitalization was completed with the close of the $36.6 million (gross proceeds of $50.0 million, net of share issuance costs of $13.4 million) rights offering. See note 10 – “Share Capital” for additional details regarding the Recapitalization.

7.	MPP term financing and non-controlling interest

MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including natural gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the surrounding area. Compton’s interaction with MPP is governed by agreements (the “MPP Agreements”) which provide for:

(a)	Compton’s management of the midstream facility;

(b)	the payment by Compton to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c)	the dedication through April 30, 2024 of Compton’s production and reserves from the defined area through the facilities; and

(d)	an option granted to Compton to purchase the MPP partnership at a predetermined amount on April 30, 2014.

Compton is considered to be the beneficiary of MPP’s operations, although it does not have an ownership interest in the midstream facilities. Pursuant to the IASB’s Standing Interpretation’s Committee (“SIC”) 12, Consolidation – Special Purpose Entities, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements. The equity in MPP is attributable to its third party owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

	2011	2010

Non-controlling interest, beginning of year	$(9,008)	$(12,554)
MPP term financing(1)	14,251	5,789
Earnings attributable to non-controlling interest(2)	(4,164)	(2,243)

Non-controlling interest, end of year	$1,079	$(9,008)
(1)	Change in MPP term financing on the balance sheet, including current and long term portion
(2)	Net earnings of MPP, after elimination entries

On April 30, 2009, Compton completed the renegotiation of the MPP Agreements for a further term of five years resulting in the MPP term financing with an original principal of $55.0 million. The MPP term financing in these consolidated financial statements is comprised of the following:

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 19

	December 31, 2011	December 31, 2010	January 1, 2010

Present value of the base processing fee	$14,333	$19,552	$24,287
Purchase option	17,396	26,588	27,800
Unamortized transaction costs	(360)	(520)	(679)

MPP term financing	$31,369	$45,620	$51,408

The base processing fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling $0.8 million per month. The effective rate of interest is 12.1% per annum.

In these consolidated financial statements, the MPP net out-of-pocket costs are included in operating expense, the interest component of the base processing fee is included in interest and financing charges expense and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

A revision to the presentation of non-controlling interest was made on transition to IFRS, see note 23 – “Transition to IFRS”.

The purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014. If Compton does not exercise this purchase option it may renew the MPP Agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for the Corporation at a fee to be determined at that time.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option. The minimum throughput volume of 56.0 mmcf/d is an average of the throughput volume of the preceding two consecutive calendar quarters. The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall. Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters. In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than $250 million using a 10% discount rate, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of the reserves shortfall.

As of December 31, 2011, the threshold throughput volume was reduced to 53.04 mmcf/d. The cumulative prepayment of the purchase option since the renewal of the MPP Agreements in April 2009 is $10.4 million, including $9.2 million in 2011. The prepayments have reduced the amount of the MPP term financing liability. Subsequent to year end, a payment of $0.9 million was made for the period ending December 31, 2011. Internal estimates indicate that dedicated reserves will not exceed the minimum reserve test threshold at December 31, 2011. The amount of any resulting prepayment, which will be subject to third party verification, may approximate $4.3 million, which would be due prior to June 30, 2012.

8.	Capital structure

The Corporation’s capital structure is comprised of working capital, long-term debt, and equity. The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 20

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by altering debt levels or issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to adjusted EBITDA and total net debt to capitalization. The former ratio is considered by Management to be more significant for monitoring purposes. Adjusted EBITDA is defined as net earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of decommissioning liabilities, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

Compton targets a maximum total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Working capital (surplus) deficiency(1)	$17,070	$23,428	$16,233
Credit facility(2)	112,608	145,584	107,183
MPP term financing(3)	31,369	45,620	51,408
Senior term notes	-	237,212	461,741
Total net debt	161,047	451,844	636,565
Total equity	321,835	187,198	721,746

Total capitalization	$482,882	$639,042	$1,358,311

Total net debt to capitalization ratio	33.4%	70.7%	46.9%

(1)	Adjusted working capital excludes risk management, current MPP term financing and the credit facility
(2)	Includes unamortized transaction costs of $879 (December 31, 2010 – $1,692; January 1, 2010 – $1,279)
(3)	Includes unamortized financing fees of $360 (December 31, 2010 – $520; January 1, 2010 – $680)

As a result of the Recapitalization reducing the Senior Term Notes by $238.5 million, the Corporation was below the targeted net debt to capitalization ratio as well as the net debt to adjusted EBITDA target at December 31, 2011. Previously, both metrics had increased outside of Management’s target ranges.

In the first quarter of 2011, property sales for gross proceeds of $26.2 million were used to repay a portion of the credit facility with the balance applied to working capital. In the third quarter of 2011, the extinguishment of the senior term notes and gross share issuance proceeds of $50.0 million significantly reduced total net debt.

In 2010, the final 1.25% component of an overriding royalty interest (totaling 5%) was sold for gross proceeds of $23.8 million, which along with sale proceeds of $153.0 million from property dispositions were applied to reduce the credit facility.

Equity was reduced as part of the transition to IFRS (Note 23 – “Transition to IFRS”).

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 21

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times. At December 31, 2011, total net debt to adjusted EBITDA was 2.0x (December 31, 2010 – 4.0x) calculated on a trailing 12 month basis as follows:

	2011		2010

Total net debt	$161,047		$451,844

Net earnings (loss)	$21,443		$(535,382)
Add (deduct)
Finance charges	34,504		54,792
Income taxes	10,115		(179,272)
Depletion and depreciation	58,076		89,415
Unrealized foreign exchange (gains) losses	(9)		(4,842)
Unrealized risk management (gains) losses	4,435		(9,151)
Loss (gain) on sale of assets	(14,747)		5,252
Gain on debt extinguishment	(55,175)		(9,040)
Other expenses	-		5,037
Exploration and evaluation	20,975		2,086
Impairment	1,580		695,395

Adjusted EBITDA	$81,197		$114,292

Total net debt to adjusted EBITDA	2.0	x	4.0	x

Declining natural gas prices over the past two years have affected the Corporation’s adjusted EBITDA. The Corporation has taken significant steps to reduce its overall debt to achieve its internal targets, including the Recapitalization completed in the third quarter of 2011.

9.	Provisions

(a)	Decommissioning liabilities

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the liabilities associated with the decommissioning of oil and natural gas assets:

	2011	2010

Decommissioning liabilities, beginning of year	$184,424	$125,105
Liabilities incurred	544	4,754
Liabilities settled and disposed	(4,916)	(10,911)
Accretion expense	4,818	4,504
Revision of estimate	(21,922)	60,972

Decommissioning liabilities, end of year	$162,948	$184,424

The total undiscounted amount of estimated cash flows required to settle the liabilities, net of salvage, at December 31, 2011 was $149.4 million (December 31, 2010 - $234.3 million, January 1, 2010 - $139.0 million). Salvage values included in determining the undiscounted cash flows were $102.3 million at December 31, 2011 (December 31, 2010 - $108.5 million, January 1, 2010 - $135.5 million). The decommissioning liability has been determined without inclusion of the salvage values, and discounted using a risk free rate ranging from 1.3% to 2.5% (December 31, 2010 – 2.4% to 3.5%, January 1, 2010 – 2.8% to 4.1%) depending on the reserve life. Due to the Corporation’s long reserve life, the majority of these liabilities are not expected to be settled until well into the future. Settlements are expected to be funded from Corporation working capital at the time of decommissioning and removal.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 22

(b)	Lease surrender obligations

Included in provisions at the time of transition to IFRS was $13.9 million related to the surrender of unused office space. The provision included in these consolidated financial statements reflects the present value of estimated net cash flows to the end of the original lease term. The provision for unused office space was settled in third quarter of 2010.

10.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)	Issued, outstanding and fully paid

	Number of Shares	Amount

Common shares outstanding,
January 1, 2010	263,660	$416,425
Shares issued under stock option plan	6	8

Common shares outstanding,
December 31, 2010	263,666	$416,433
Share consolidation(1)	(262,347)	-
Shares issued under Recapitalization plan, net(2)	25,040	197,062
Expired warrants reclassified to share capital(4)	-	13,800
Stated capital reduction(3)	-	(319,164)

Common shares outstanding,
December 31, 2011	26,359	$308,131

(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. The share consolidation was affected prior to the issuance of common shares and cashless warrants under the Recapitalization
(2)	The Recapitalization included the issuance of common shares on the conversion of the senior term notes, and a $50.0 million rights offering, net of share issuance costs of $13.4 million
(3)	On July 25, 2011, the shareholders of the Corporation approved a stated capital reduction to transfer balances within Equity. The adjustments, eliminating other reserves of $38.9 million and deficit of $358.1 million, have been affected as of September 30, 2011 following the Recapitalization
(4)	On October 5, 2011, 690,000 warrants, adjusted for the share consolidation, issued in October 2009 expired without being exercised. The carrying value of these warrants was reclassified to share capital ($13.8 million)

(c)	Cashless warrants

A total of 3,690,982 cashless warrants, expiring August 24, 2014, were issued to existing shareholders in conjunction with the Recapitalization. Two cashless warrants were issued for each common share held post consolidation. Cashless warrants were valued at $5.00 per unit, based on market exchange pricing at the time of issue. The cashless warrants will be settled with common shares subject to the achievement of share price triggers and dates noted below:

Prior to August 23, 2012	$11.92
August 24, 2012 to August 23, 2013	$12.52
August 24, 2013 to August 23, 2014	$13.14

(d)	Shareholder rights plan

The Corporation has a shareholder rights plan (the “Plan”) to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Corporation.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 23

Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the Corporation’s shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the Plan, to acquire a common share at a 50% discount to the market price at that time.

11.	Per share amounts

The following table summarizes the common shares used in calculating net loss per common share:

	2011	2010

Weighted average common shares outstanding – basic(1)	9,624	1,318
Effect of mandatory convertible notes	3,555	104
Effect of stock options and warrants	-	-

Weighted average common shares outstanding - diluted(1) (2)	13,179	1,422
(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. Prior period weighted average shares were restated for comparative purposes
(2)	$2.1 million related to interest expense on the mandatory convertible notes for the year ended December 31, 2011, has been added to net earnings for the determination of dilutive earnings per share (2010 – $0.7 million). The effect of mandatory convertible notes was anti-dilutive as at December 31, 2011 and 2010

In calculating diluted loss per common share for the year ended December 31, 2011, the Corporation excluded 571,600 options (2010 – 75,231) and 3,690,982 share purchase warrants (2010 – 690,000) as the exercise price was greater than the average price of its common shares in these periods.

12.	Share based compensation plans

(a)	Stock option plan and employee long term incentive

The Corporation has a stock option plan for its employees, officers and directors. The exercise price of each option is the five-day weighted average market price of the common shares on the date the option was granted.

In conjunction with the Recapitalization, the employees, officers and directors voluntarily surrendered their stock options.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 24

The following tables summarize the information relating to stock options:

	2011		2010
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price(1)

Outstanding, beginning of year	75	$501.14	54	$932.00
Granted	572	$5.13	39	$194.00
Exercised	-	$-	-	$172.00
Expired	(6)	$2,351.23	(10)	$706.00
Forfeited	(69)	$374.89	(8)	$1,766.00

Outstanding, end of year	572	$5.13	75	$501.14

Exercisable, end of year	-	$-	22	$1,104.00

(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. Prior period options were restated for comparative purposes

The range of exercise prices of stock options outstanding and exercisable at December 31, 2011 is as follows:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options exercisable	Weighted average exercise price

$4.88 - $5.16	572	4.80	$5.13	-	$-
	572	4.80	$5.13	-	$-

Compton estimated the fair value of the stock options granted using the Black-Scholes option pricing model. The grant date fair value of the stock options granted under the plan was $1.2 million or $2.61 per stock option outstanding at December 31, 2011. The following assumptions were used to arrive at the estimated fair value at the date of grant:

Weighted average share price	$5.13
Weighted average exercise price	$5.13
Expected annual dividends	$ nil
Expected volatility	60.00%
Expected forfeiture rate	10.00%
Risk-free interest rate	1.35%
Expected life of stock options	4.9 years

(b)	Share purchase plan

The Corporation offers a share purchase plan to all of its employees. This program enables employees to receive from the Corporation 1.5 times the number of common shares of the employees’ contribution, subject to a contribution limit of the equivalent of 6 percent of the employees base salary. The corporate contributions vest with the employee immediately.

(c)	Restricted share unit plan

In 2008, the Corporation implemented a Restricted Share Unit Plan (“RSU” or “the RSU Plan”) for employees, officers and directors. At December 31, 2011, all RSUs issued under the RSU Plan were fully settled, and the program discontinued.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 25

The Corporation has proposed an amended and restated restricted share unit plan (“RSU”) for directors that is currently awaiting shareholder approval. Prior to shareholder approval, proposed amounts have been recorded as a cash liability.

(d)	Deferred share unit plan

In 2011, the Corporation implemented a Deferred Share Unit Plan (“DSU” or “the DSU Plan”) for its directors. The DSU awards vest immediately, and are expensed in the current year. Awards are payable upon cessation of each directors role in cash or in common shares at the discretion of Board of Directors. A maximum of 9,375 common shares have been authorized by the Board of Directors for settlement of DSU awards. The DSU’s have been restated to reflect the share consolidation.

At December 31, 2011, there were no DSUs outstanding. During the year, 3,644 DSU’s issued at a price of $59.00 per unit were settled for cash at an average price of $10.55 per unit.

(e)	Share based compensation expense

The following table presents amounts charged to share based compensation expense:

	2011	2010

Stock option plan(1)	$(1,385)	$3,072
Employee long term incentive	397	-
Deferred share unit plan	215	-
Retention share plan(1)	325	-
Share purchase plan	894	1,015

	$446	$4,087

(1)	Included in stock based compensation expense for the year ended December 31, 2011 was a non-cash component of $(1,201) (2010 - $3,069)

13.	finance charges

During the year, the following financing charges were expensed through net earnings:

	2011	2010

Interest on senior term notes	$14,910	$34,716
Interest on credit facility	7,482	4,424
Interest on capital lease obligations	94	155
Interest on MPP term financing	4,374	4,856
Other interest and finance charges	2,826	6,137
Accretion of decommissioning liabilities	4,818	4,504
	$34,504	$54,792

During the year ended December 31, 2011, no borrowing costs were capitalized (2010 - $nil) in respect of capital projects currently in process.

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 26

14.	Foreign exchange and other (gains) losses

During the year, the following foreign exchange and other (gains) losses were charged through net earnings:

	2011	2010

Foreign exchange loss/(gain) on US$ debt	$(1,326)	$(4,842)
Gain on extinguishment of US$ debt(1)	(55,175)	(23,299)
(Gain)/loss on disposition of assets	(14,747)	5,252
Other	(9)	(744)

Foreign exchange and other (gains) losses	$(71,257)	$(23,633)

(1)	On August 23, 2011 the USD Senior Term Notes were converted to equity and fully extinguished (see Note 6 – “Senior Term Notes”)

15.	risk management

At December 31, 2011, the Corporation’s financial assets and liabilities consist of trade and other accounts receivable, trade and other accounts payable, credit facility, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fair value through profit or loss
Risk management(1)	$3,498	$3,498	$8,041	$8,041	$198	$198
Loans and receivables
Accounts receivable	19,204	19,204	29,515	29,515	37,389	37,389

Financial liabilities
Fair value through profit or loss
Risk management(1)	$8	$8	$116	$116	$1,425	$1,425
Financial liabilities measured at amortized cost
Accounts payable	41,634	41,634	57,755	57,755	67,609	67,609
Credit facility(1)	112,608	113,487	145,584	147,276	107,183	108,462
MPP term financing(1)	31,369	31,729	45,620	46,140	51,408	52,088
Senior term notes	-	-	237,212	202,810	461,741	362,647

(1)	Includes current and long term

Financial instruments of the Corporation carried on these consolidated balance sheets are carried at amortized cost with the exception of financial derivative instruments, which are carried at fair value. The Corporation classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.

•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 27

•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Corporation’s financial derivative instruments have been assessed on the fair value hierarchy described above and classified as Level 2.

The carrying amount of trade and other accounts receivable, and trade and other accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest. The credit facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes. The senior term notes traded in the US and the estimated fair value was determined using quoted market prices. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts. Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

The following table reconciles the changes in the fair value of financial instruments outstanding. Changes in fair value are the result of comparing external counterparty information, which is compared to observable market data.

	2011	2010
Balance, beginning of year	$7,925	$(1,227)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(4,543)	9,146
Electricity swaps	55	59
Foreign exchange forwards	53	(53)
Fair value, end of year	$3,490	$7,925

Total fair value consists of the following:
Fair value – current portion, net	$3,494	$7,925
Fair value – long-term portion, net	(4)	-
Total fair value, end of year	$3,490	$7,925

(b)	Risk management assets and liabilities

(i)	Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Risk management asset
Current asset	$3,498	$8,041	$198
Risk management liability
Current liability	(4)	(116)	(94)
Non-current liability	(4)	-	(1,331)

Net risk management asset (liability)	$3,490	$7,925	$(1,227)

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 28

(ii)	Net fair value of commodity positions

On December 31, 2011, the Corporation had the following commodity contracts in place, expressed in Canadian dollars unless otherwise noted:

Commodity	Term	Volume	Strike Price	Mark-to- Market Gain (Loss)

Natural Gas
US$ Swap	Jul./11 – Dec./12	10,000 MMBtu/d	US$4.65 / MMBtu	$6,608

Oil
US$ Call Option	Jan./12 – Dec./12	1,000 bbls/d	US$100.00 / bbl	(3,110)

Electricity
Swap	Jan./12 – Dec./13	72 MWh/d	$75.13 / MWh	(8)

Total unrealized commodity gain (loss)				$3,490

(c)	Risk management gains and losses

Risk management gains and losses recognized in net earnings during the year relating to commodity prices and foreign currency transactions are summarized below:

	Commodity Contracts	Foreign Currency	2011 Total	2010 Total

Unrealized change in fair value	$4,488	$(53)	$4,435	$(9,151)
Realized cash settlements	(13,586)	-	(13,586)	(12,014)

Total (gain) loss	$(9,098)	$(53)	$(9,151)	$(21,165)

The gains and losses realized during the year on the electricity contract are included in operating expenses.

(d)	Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)	Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and natural gas operations. Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows. The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold. Prices are marked to industry benchmarks specifically to AECO and Henry Hub monthly prices for natural gas contracts, WTI NYMEX for crude oil contracts and AESO for electricity contracts. Prices are valued in Canadian and United States dollars unless otherwise disclosed. The Corporation does not use derivative contracts for speculative purposes.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 29

With respect to AECO settled commodity contracts in place at December 31, 2011, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased after tax earnings by approximately $0.7 million (2010 - $4.9 million). A similar decline in commodity prices would have had the opposite impact.

An increase of US$1.00/bbl in the price of crude oil, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased after tax earnings by approximately $0.1 million (2010 – N/A). A similar decline in commodity prices would have had the opposite impact.

Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars. As at December 31, 2011, the Corporation does not have any significant foreign currency denominated amounts requiring translation.

Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings. Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate bank debt. At December 31, 2011, a 100bps change in interest rates would have impacted after tax earnings by $1.0 million (2010 - $0.6 million) assuming the change in interest rates occurred at the beginning of the year.

(ii)	Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s trade and other accounts receivable and other current asset balances are with entities in the oil and natural gas industry and subject to normal industry credit risks. The allowance for doubtful accounts is less than 2% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners. Substantially all of the receivable balances at December 31, 2011 were current.

In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Corporation’s banking syndicate. At December 31, 2011, three financial institutions held all of the outstanding financial instrument contracts.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria. As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 30

(iii)	Liquidity risk

Compton is exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due. Mitigation of this risk is achieved through the active management of cash and debt requirements over the next 12 months. In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its credit facility. The credit facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan. Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins. Amounts drawn through bankers’ acceptance or libor loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio. On September 27, 2011, the Corporation entered into a new syndicated credit facility under conditions outlined in Note 5a – “Debt”. The facility lenders will reassess the amount of the credit facility semi-annually at March 31 and September 30; the review may change the amount available thereunder.

Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity. See also Note 21 – “Commitments and Contingent Liabilities”.

16.	ROYALTIES

	2011	2010

Crown	$17,314	$21,322
Freehold	7,369	8,497
	24,683	29,819

Overriding royalty	7,101	9,274
Other royalties	1,987	3,324
Freehold mineral taxes	1,603	2,046
	10,691	14,644

Total royalties	$35,374	$44,463

17.	Defined benefit pension plan

There are 34 employees of MPP currently enrolled in a co-sponsored, defined benefit pension plan. Information relating to the MPP retirement plan is outlined below:

	2011	2010

Accrued benefit obligation
Accrued benefit obligation – beginning of year	$9,173	$7,343
Current service cost	314	222
Interest cost	519	489
Benefits paid	(273)	(275)
Employee contributions	86	93
Actuarial loss	795	1,301

Accrued benefit obligation – end of year	$10,614	$9,173

Fair value of plan assets
Fair value of plan assets – beginning of year	$8,646	$7,457
Employee contributions	86	93
Employer contributions	321	354
Benefits paid	(273)	(275)
Actual return on plan assets	41	1,017

Fair value of plan assets – end of year	$8,821	$8,646

Accrued benefit asset
Funded status – plan assets less than benefit obligation	$(1,793)	$(526)
Unamortized net actuarial loss	2,201	835
Unamortized past service costs	-	-

Accrued benefit asset, included in other assets(1)	$408	$309

(1)	Included as a component of other long term assets
Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 31

Pension expense, included in operating expense, is as follows:

	2011	2010

Current service cost	$314	$222
Interest on accrued benefit obligation	519	489
Return on assets	(447)	(499)

Pension expense, included in operating expense	$386	$212

Economic assumptions used to determine benefit obligation and periodic expense were:

	2011	2010

Discount rate	5.00%	5.50%
Expected rate of return on assets	7.00%	7.25%
Rate of compensation increase	3.00%	3.00%
Average remaining service period of covered employees	15.8 years	16 years

The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The objective of the asset allocation policy is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effects on both contribution requirements and pension expense. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investments, credit rating categories and foreign currency exposure.

In 2011, the Partnership made current service contributions of $242 and special payments of $79. The Corporation has engaged its Actuary to complete an actuarial valuation as of January 1, 2012 and will continue to remit contributions to the plan based on the January 1, 2010 actuarial valuation report until the new report is complete. Once the January 1, 2012 actuarial valuation report has been completed, the Corporation will adjust the remainder of the 2012 contributions to ensure that all required contributions are made to the plan. The expected amount of the 2012 contributions are unknown at this time.

The pension plan asset allocation is as follows:

	Target Allocation %		% of Plan Assets at
	Normal	Range	December 31, 2011

Domestic equity	40	25-55	42
Foreign equity	20	10-25	20
Fixed income	40	25-55	35
Short term	-	0-20	3
Total	100		100

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 32

18.	Income taxes

(a)	The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

	2011	2010

Earnings (loss) before taxes	$27,394	$(716,897)

Canadian statutory rates	26.5%	28.0%
Expected income taxes	$7,259	$(200,731)
Effect on taxes resulting from:
Non-deductible share based compensation	(114)	1,144
Effect of tax rate changes and temporary differences recorded at future rates	(1,014)	16,670
Taxable capital gain on expired warrants	1,829	-
Non-taxable capital (gains) losses	-	(261)
Other	2,155	3,906

Provision for income taxes	$10,115	$(179,272)

Current	$-	$10
Deferred	10,115	(179,282)

	$10,115	$(179,272)

The statutory rate consists of the combined statutory tax rate for the Corporation for the years ended December 31, 2011 and 2010. The general combined Federal/ Provincial tax rate lowered to 26.5% in 2011 from 28% in 2010 due to the Federal rate dropping from 18% (2010) to 16.5% in 2011.

(b)	The net deferred income tax liability is comprised of:

	2011	2010

Deferred income tax liabilities
D&P and E&E assets in excess of tax values	$36,668	$74,554
Foreign exchange gain on long-term debt	-	605
Other	1,197	2,641
Deferred income tax assets
Non-capital losses carried forward	-	(17,345)
Attributed Canadian royalty income	-	(2,729)
Decommissioning liabilities	(40,737)	(45,600)
Other	(7,222)	(5,115)

Deferred income tax liability (asset)	(10,094)	7,011
Deferred tax asset not recognized	13,000	-
Net deferred income tax liability	$2,906	$7,011

The Corporation has income tax pools of approximately $498.7 million available to reduce future years taxable income. At December 31, 2011, the Corporation had available future income tax assets of $13.0 million that were not recognized in the financial statements due to the uncertainties associated with historical earnings performance, and its ability to utilize these balances in the future.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 33

(c)	A continuity of the net deferred income tax liability is detailed in the following table.

Asset (liability)	D&P and E&E assets	Income items	Non- capital losses	Foreign exchange on long term debt	Decommi- ssioning liabilities	Other	Asset not recognized	Net asset (liability)

January 1, 2010	$(191,274)	$(44,183)	$12,481	$(5,298)	$31,277	$10,787	$-	$(186,210)
Recognized in net earnings	116,803	44,183	4,864	4,693	14,323	(5,584)	-	179,282
Recognized in equity	-	-	-	-	-	-	-	-
Unrecognized asset	(83)	-	-	-	-	-	-	(83)

December 31, 2010	$(74,554)	$-	$17,345	$(605)	$45,600	$5,203	$-	$(7,011)

Recognized in net earnings	10,666	-	(17,345)	605	(4,863)	(2,535)	3,357	(10,115)
Recognized in equity	27,220	-	-	-	-	3,357	(16,357)	14,220

December 31, 2011	$(36,668)	$-	$-	$-	$40,737	$6,025	$(13,000)	$(2,906)

19.	OTHER ASSETS

	December 31, 2011	December 31, 2010	January 1, 2010

Prepaid expenses	$2,897	$1,602	$538
Marketable securities	-	-	3,830
Deposits	2,463	3,210	9,919
Other current assets	$5,360	$4,812	$14,287

Inventory(1)	$1,526	$2,175	$2,175
Pension asset	408	470	344
Other	81	(25)	(25)
Other long term assets	$2,015	$2,620	$2,494

(1)	Presented net of allowance of $1.5 million (December 31, 2010 - $1.5 million, January 1, 2010 - $1.5 million), to adjust to realizable value

20.	KEY MANAGEMENT PERSONNEL COMPENSATION

Compton has determined that the key management personnel of the Corporation consists of its executive management and its Board of Directors. In addition to the salaries and fees paid to key management, the Corporation also provides compensation to both groups under its share based compensation plans. Compensation expenses paid to key management personnel were as follows:

	2011	2010

Short term benefits	$2,516	$2,896
Long term benefits	6,860	625
Termination benefits	2,021	-
Share based payments	329	645
Key management personnel compensation	$11,726	$4,166

Included in long term benefits for 2011 are payments associated with the change of control affected upon completion of the Recapitalization; see Note 6 – “Senior Term Notes”.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 34

21.	Commitments and contingent liabilities

(a)	Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2012	2013	2014	2015	2016	Thereafter

Credit facility	$-	$113,487	$-	$-	$-	$-
MPP term financing(1)	14,756	9,592	15,430	-	-	-
Accounts payable	40,156	-	-	-	-	-
Finance leases	1,030	224	224	-	-	-
Office facilities	1,581	1,631	1,609	1,637	1,688	2,672

	$57,523	$124,934	$17,263	$1,637	$1,688	$2,672

(1)	Represents monthly fixed base fee payments. The 2012 amount includes purchase option prepayment of $5.2 million

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which, together with associated management and option agreements, expire on April 30, 2014.

Commitments on finance leases relate to arrangements on certain production facilities (see Note 5b – “Finance Leases”), and include monthly rental payments as well as the buyout option at the end of the lease term. It is the Corporation’s intention to purchase these assets as they come due.

The Corporation has an overriding royalty (“ORR”) obligation of 5.0% to a third party. The ORR represents a commitment of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the existing land base as at September 26, 2009.

(b)	Legal proceedings

The Corporation is involved in various legal claims associated with normal operations. In Management’s opinion, it has accrued adequate amounts based on its assessment of probability for these claims, and although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

22.	SUPPLEMENTAL DISCLOSURES

The following table provides a detailed breakdown of certain line items contained within cash flow from operating activities:

	2011	2010

Trade and other accounts receivable	$10,311	$7,874
Other current assets	(548)	9,475
Trade and other accounts payable	(15,879)	(27,967)

Change in non-cash working capital	$(6,116)	$(10,618)

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 35

The following table details the amount of cash payments relating to taxes and interest:

	2011	2010

Cash taxes paid	$10	$-
Cash interest paid	$18,626	$47,868

23.	Transition to IFRS

The Corporation’s consolidated financial statements for the year ended December 31, 2011 are the first consolidated financial statements under IFRS and prepared in accordance with IFRS 1, and as such include the application of IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). IFRS 1 requires all first-time adopters to retrospectively apply all effective IFRS standards as of the transition date of January 1, 2010. However, it also provides certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

The Corporation has taken the following optional exemptions upon transition to IFRS:

(a)	Deemed cost election for oil and natural gas assets

The Corporation has development and production assets recognized in the opening IFRS balance sheet. Under IFRS 1, the Corporation was allowed and elected to deem the value of its oil and natural gas assets, at the date of transition, based on the historical cost under Previous GAAP. Assets subject to the allocation include exploration and development costs and production equipment and processing facilities, excluding undeveloped properties and land.

As a result of electing this optional exemption, oil and natural gas assets were allocated to appropriate components within each CGU based on a proration factor using discounted cash flows from total proved plus probable reserves at January 1, 2010. Additionally, assets were tested for impairment on January 1, 2010, in accordance with IAS 36 “Impairment of Assets”. The result of the impairment test was a write-down of the Corporation’s oil and natural gas assets of $263.9 million.

E&E costs, representing undeveloped land and exploratory well costs were recognized on transition at January 1, 2010, based on previously recognized costs.

Corporate assets were allocated to individual CGU’s of the Corporation’s operations. On the transition date, Compton has elected to use the historical cost basis for their corporate assets; therefore the amounts allocated will be based on historical cost under Previous GAAP.

(b)	Decommissioning liabilities included in the cost of D&P

Under Previous GAAP, decommissioning liabilities were discounted at a credit adjusted risk free rate. Under IFRS the estimated cash flow to abandon and remediate the wells and fields has been risk adjusted; therefore the provision is discounted at a risk free rate, which resulted in an $83.2 million increase to the discounted obligation recognized on the balance sheet. Using the deemed cost election discussed above, the Corporation measured its decommissioning liability as at the date of transition in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, and recognize in retained earnings the difference between the re-measured amount and the carrying amount of the liability at the date of transition to IFRS determined under Previous GAAP.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 36

(c)	Business combinations

Compton has entered into business combinations before the date of transition of January 1, 2010. Compton has not elected to adopt IFRS 3 “Business Combinations” retrospectively. As a result, the classification of previous acquisitions under Previous GAAP will remain the same with no change in the recognition of assets and liabilities, excluding goodwill. There was no goodwill outstanding at January 1, 2010 on transition to IFRS.

(d)	Share based payment transactions

IFRS 2 “Share-based Payments” encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits, by exemption under IFRS 1, the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Corporation has both equity and cash settled share based payment transactions and has elected to take this exemption. For equity settled instruments that were granted and fully vested by January 1, 2010, IFRS 2 does not need to be applied retrospectively or for cash settled transactions that were settled before January 1, 2010.

(e)	Recognition of all cumulative actuarial gains and losses for defined benefit pension plans

This exemption allows the Corporation to recognize all cumulative actuarial gains and losses for all defined benefit plans at January 1, 2010 thus resetting any corridor amount recognized under Previous GAAP to zero. This exemption applies to unamortized actuarial gains and losses only. The Corporation, through its consolidation of the MPP, has an applicable defined benefit plan to which the exemption relates. The result of the adjustment was a reduction of the Corporation’s other assets by $0.2 million.

(f)	Determining whether an arrangement contains a lease

This exemption permits the Corporation to avoid retrospective application of IFRIC 4 "Determining whether an arrangement contains a lease". This exemption allows a first-time adopter to determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date, rather than at the inception of the arrangement. Therefore, any change in the determination of whether an arrangement contains a lease can be applied prospectively.

(g)	Capitalization of borrowing costs

The Corporation, by taking this election, can limit capitalization of borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009 (effective date) or the date of transition, whichever is later. As the Corporation did not capitalize borrowing costs under Previous GAAP, this exemption enabled Compton to generate a specific policy to apply prospectively.

(h)	Reconciliations of Previous GAAP to IFRS

IFRS 1 requires an entity to reconcile balance sheets, equity, net earnings, comprehensive income and cash flows for prior periods. The following reconciliations present the adjustments made to the Corporation’s previously reported financial results in compliance with IFRS 1. Reconciliations include the consolidated balance sheets as at January 1, 2010 and December 31, 2010, and consolidated statements of operations and comprehensive earnings (loss), changes in equity and cash flows for the year ended December 31, 2010.

The Corporation’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 37

Balance Sheet As at January 1, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	Opening IFRS balance sheet

CURRENT ASSETS
Trade and other accounts receivable		$37,389	$-	$37,389
Risk management		198	-	198
Other assets		14,287	-	14,287
Deferred income taxes	[A]	12	(12)	-
		51,886	(12)	51,874

Development and production	[B, C, D, E, H, J]	1,944,196	(334,322)	1,609,874
Exploration and evaluation	[C]	-	72,378	72,378
Risk management		-	-	-
Other assets	[D]	679	1,815	2,494

TOTAL ASSETS		$1,996,761	$(260,141)	$1,736,620

CURRENT LIABILITIES
Trade and other accounts payable	[H]	$58,970	$8,939	$67,909
Risk management		94	-	94
Credit facility		107,183	-	107,183
Senior term notes		-	-	-
MPP term financing		4,601	-	4,601
Deferred income taxes	[A]	58	(58)	-
		170,906	8,881	179,787

Risk management		1,331	-	1,331
Senior term notes		461,741	-	461,741
MPP term financing		46,807	-	46,807
Provisions	[E]	41,812	97,186	138,998
Deferred income taxes	[A]	277,728	(91,518)	186,210

TOTAL LIABILITIES		1,000,325	14,549	1,014,874

NON-CONTROLLING INTEREST	[F]	4,199	(4,199)	-

EQUITY
Share capital	[K]	386,706	29,719	416,425
Share purchase warrants		13,800	-	13,800
Other reserves	[I]	36,104	939	37,043
Non-controlling interest	[F]	-	(12,554)	(12,554)
Retained earnings	[A, B, D, H, I, K]	555,627	(288,595)	267,032
TOTAL EQUITY		992,237	(270,491)	721,746

TOTAL LIABILITIES and EQUITY		$1,996,761	$(260,141)	$1,736,620

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 38

Balance Sheet As at December 31, 2010
	Notes	Previous GAAP	Effect of transition to IFRS	IFRS
CURRENT ASSETS
Trade and other accounts receivable		$29,515	$-	$29,515
Risk management		8,041	-	8,041
Other assets		4,812	-	4,812
Deferred income taxes	[A]	31	(31)	-
		42,399	(31)	42,368

Development and production	[B, C, D, E, H, J]	1,339,310	(587,928)	751,382
Exploration and evaluation	[C]	-	68,550	68,550
Risk management		-	-	-
Other assets	[D]	805	1,815	2,620

TOTAL ASSETS		$1,382,514	$(517,594)	$864,920

CURRENT LIABILITIES
Trade and other accounts payable	[H]	$55,512	$2,243	$57,755
Risk management		116	-	116
Credit facility		145,584	-	145,584
Senior term notes		44,757	-	44,757
MPP term financing		11,098	-	11,098
Deferred income taxes	[A]	2,131	(2,131)	-
		259,198	112	259,310

Risk management		-	-	-
Senior term notes		192,455	-	192,455
MPP term financing		34,522	-	34,522
Provisions	[E]	60,551	123,873	184,424
Deferred income taxes	[A]	165,569	(158,558)	7,011

TOTAL LIABILITIES		712,295	(34,573)	677,722

NON-CONTROLLING INTEREST	[F]	6,184	(6,184)	-

EQUITY
Share capital	[K]	386,714	29,719	416,433
Share purchase warrants		13,800	-	13,800
Other reserves	[I]	38,748	1,364	40,112
Non-controlling interest	[F]	-	(9,008)	(9,008)
Retained earnings	[A, B, D, H, I, K]	224,773	(498,912)	(274,139)
TOTAL EQUITY		664,035	(476,837)	187,198

TOTAL LIABILITIES and EQUITY		$1,382,514	$(517,594)	$864,920

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 39

Reconciliation of Equity
	Notes	As at January 1, 2010	As at December 31, 2010
TOTAL EQUITY UNDER PREVIOUS GAAP		$992,237	$664,035

Recognition of impairment write-downs, depletion adjustments	[B, C, J]	(265,210)	(561,050)
Revaluation of decommissioning liabilities	[E]	(83,293)	(78,187)
Recognition of inventory	[D]	(3,508)	(3,889)
Elimination of unamortized pension assets	[D]	(360)	(360)
Recognition of leases	[H]	951	(196)
Recognition of provisions	[E]	(14,834)	-
Adjustment to non-controlling interest	[F]	16,753	15,194

		(349,501)	(628,488)
Tax effect of above	[A]	91,564	160,659
TOTAL ADJUSTMENT TO EQUITY		(257,937)	(467,829)

		734,300	196,206

Reclassification of non-controlling interest	[F]	(12,554)	(9,008)

TOTAL EQUITY UNDER IFRS		$721,746	$187,198

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 40

Consolidated Statement of Operations and Comprehensive Earnings (loss)

For the Year Ended December 31, 2010	Notes	Previous GAAP	Effect of transition to IFRS	IFRS

REVENUE
Oil and natural gas revenues		$216,069	$(29,819)	$186,250
Royalties	[G]	(30,042)	30,042	-
TOTAL NET REVENUE		186,027	223	186,250

EXPENSES
Operating	[G]	66,133	(13,248)	52,885
Transportation		6,902	-	6,902
Administrative		22,702	-	22,702
Share based payments	[I]	3,662	425	4,087
Foreign exchange and other gains	[B,H]	(28,885)	5,252	(23,633)
Risk management		(21,165)	-	(21,165)
Other royalty obligations	[G]	-	14,644	14,644
Depletion, depreciation and amortization	[B, J]	502,878	(413,463)	89,415
Exploration and evaluation	[C]	-	2,086	2,086
Impairment write-downs	[B]	-	695,395	695,395
Other expenses	[E]	19,873	(14,836)	5,037
TOTAL EXPENSES		572,100	276,255	848,355

FINANCE COSTS
Interest and finance charges	[H]	48,709	1,579	50,288
Accretion of decommissioning liabilities	[E]	4,264	240	4,504
TOTAL FINANCE COSTS		52,973	1,819	54,792
EARNINGS (LOSS) BEFORE TAXES AND NON-CONTROLLING INTEREST		(439,046)	(277,851)	(716,897)

INCOME TAXES
Current		10	-	10
Deferred	[A]	(110,187)	(69,095)	(179,282)
TOTAL INCOME TAXES		(110,177)	(69,095)	(179,272)

EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST		(328,869)	(208,756)	(537,625)

NON-CONTROLLING INTEREST	[F]	1,985	(4,228)	(2,243)
NET LOSS AND COMPREHENSIVE INCOME		$(330,854)	$(204,528)	$(535,382)

NET EARNINGS (LOSS) PER SHARE
Basic		$(251.03)	$(155.18)	$(406.21)
Diluted		$(251.03)	$(155.18)	$(406.21)

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 41

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2010	Notes	Previous GAAP	Effect of transition to IFRS	IFRS

Net cash flows from operating activities	[H]	$41,104	$(10,044)	$31,060
Net cash flows from investing activities	[H]	131,927	10,044	141,971
		173,031	-	173,031

Net cash flows from financing activities		(173,031)	-	(173,031)

Net increase (decrease) in cash		-	-	-

Cash, beginning of year		-	-	-

Cash, end of year		$-	$-	$-

Notes to reconciliation

(a)	Deferred taxes

Under Previous GAAP, the Corporation has recognized deferred tax assets and liabilities, primarily associated with its E&E, D&P, and risk management activities. Under IFRS, current deferred tax balances have been re-classed for presentation entirely as long term assets/liabilities.

In addition, each of the balances adjusted through equity on transition to IFRS have been tax effected based on the Corporation’s estimated rate of reversal, which approximates 25%. At January 1, 2010, the impact to deferred taxes was a decrease in the deferred tax liability of $91.5 million. For the year ended December 31, 2010, the cumulative impact on the deferred tax liability was a decrease of $160.7 million. See the reconciliation of equity for adjustments that required a tax effect.

(b)	Development and production

Under Previous GAAP, the Corporation followed full cost accounting for its oil and natural gas assets. This methodology enabled the capitalization of amounts exceeding those acceptable for IFRS. Under IFRS 1 on transition, the Corporation elected to allocate its full cost pool to its identified CGU’s and then performed an impairment test.

Under the transitional election, an impairment test of the Corporation’s assets was required at a CGU level subsequent to the allocation. The Corporation recognized an impairment write-down of $263.9 million on its oil and natural gas assets at January 1, 2010. The write-downs were recognized in two Southern Alberta CGU’s with long reserve lives.

For the year ended December 31, 2010, an impairment write-down of $695.4 million was recognized across all CGU’s. The impairments reflect the historically low natural gas pricing environment and outlook. Under Previous GAAP a $367.0 million ceiling test impairment was recognized on oil and natural gas assets at December 31, 2010.

The restated IFRS balances also reflect gains and losses on the derecognition of assets disposed of during 2010 at Niton and Gilby. The combined net losses of $5.3 million have been included in the foreign exchange and other gains and losses presentation in net earnings. Under Previous GAAP, proceeds on sales were deducted from the full cost pool without gain or loss recognition unless the disposition changed the depletion rate by more than 20%.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 42

(c)	Exploration and evaluation

IFRS 6 “Exploration and Evaluation of Mineral Resources” requires the separate recognition of exploration assets that have not yet established a determinable future value in the form of technically feasible and commercially viable reserves. The $72.4 million of E&E costs recognized under IFRS on transition at January 1, 2010 represent the Corporation’s interest in undeveloped lands and mineral rights, and exploratory wells under evaluation.

For the year ended December 31, 2010, the expiry of undeveloped mineral rights resulted in the derecognition of $2.1 million of E&E assets, and have been presented as exploration expense in net earnings.

(d)	Other assets

Under a transitional election contained in IFRS 1, the Corporation eliminated unamortized actuarial gains of $0.2 million associated with the Mazeppa Processing Partnership defined benefit pension plan. In addition, vested past service costs of the pension plan totaling $0.6 million were also adjusted through equity on transition. The net result of both entries was a reduction in other assets of $0.4 million. There were no additional adjustments at December 31, 2010.

Also on transition, the Corporation adopted an accounting policy to recognize identifiable inventory items that are currently being marketed for sale or redeployment. Identifiable inventory of $2.2 million was initially recognized on transition at January 1, 2010 and is included for presentation purposes in other assets at the lower of cost and recoverable amounts. The recognition of inventory reduced D&P by $5.7 million, and a valuation allowance of $3.5 million was reflected in equity.

(e)	Provisions

The estimated provision for decommissioning liabilities associated with the Corporation’s oil and natural gas assets has been adjusted on transition to IFRS. The adjustment reflects the application of a risk free rate for the discounting of the liability (based on the underlying assets), where under Previous GAAP this was measured using a credit risk adjusted rate. The adjustment to the discounted decommissioning liability recognized at January 1, 2010 was $83.2 million. Under an IFRS 1 election, this adjustment has been offset directly to equity on transition. The adjustment to the discounted decommissioning liability recognized at December 31, 2010 was $123.9 million.

In addition, a provision of $13.9 million was recognized at January 1, 2010 for lease surrender costs payable, and a reduction of other corporate assets of $0.9 million in related leasehold improvements. The provision reflects the lower estimated cost of surrender for a portion of the corporate office space under lease, compared to the cost of fulfilling the contract. The undeveloped and unutilized space was determined by Management to be an onerous contract. The entire adjustment of $14.8 million was reflected in equity on transition.

At December 31, 2010, the revision of decommissioning liability cost estimates increased the provisional liability by $59.0 million. The revisions related primarily to well abandonment costs based on the historical costs of the Corporation. These assumptions were adjusted downward in 2011 to better align with inflation adjusted regulatory guidance and updated information. See Note 9 – “Provisions”.

(f)	Non-controlling interest

The presentation of non-controlling interest has been changed on transition from Previous GAAP to IFRS. Under IFRS, non-controlling interest is considered a component of equity and presentation reclassification was made. In 2010, adjustments were made relating to the recognition and depletion of MPP facility assets, pension and decommissioning liabilities.

In the course of preparing these consolidated financial statements, Management identified that adjustments to previous disclosures for the consolidation of MPP were required pertaining to the transition to IFRS. As a result, non-controlling interest has been revised on the balance sheet and statement of operations and comprehensive earnings (loss). The revision resulted in a decrease in the non-controlling interest and a corresponding increase to majority shareholder’s equity.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 43

At January 1, 2010, the impact of transitional IFRS adjustments to the balance sheet non-controlling interest was $16.8 million, previously presented as $nil. At December 31, 2010, the cumulative impact of transitional IFRS adjustments to the balance sheet non-controlling interest was $15.2 million, previously presented as $0.3 million.

(g)	Royalties

The presentation of royalties under IFRS has changed from disclosures under Previous GAAP. Previously, royalties were aggregated in a single line and shown as a reduction of total revenue in net earnings. Under IFRS, crown and freehold royalties have been netted from revenues, all other royalties have been presented as “Other royalty obligations” in net earnings. In addition, natural gas cost allowances have been presented as a recovery of related processing fees included in operating expense.

(h)	Leases

On transition to IFRS at January 1, 2010, the classification of certain leases were changed to be recognized as finance leases under IFRS. These leases have been included in trade and other accounts payable for financial statement purposes as they are not individually material. As a result of the reclassification, D&P was increased by $9.9 million (net), capital lease obligations increased $8.9 million, and the cumulative impact of interest and depreciation expense of $1.0 million related to the assets, was offset to equity at January 1, 2010.

At December 31, 2010, D&P was increased by $2.1 million (net), capital lease obligations increased $2.2 million, and the cumulative impact of interest and depreciation expense of $1.6 million and $0.6 million respectively, was recorded through net earnings.

(i)	Share based payments

Under Previous GAAP, share based payments were recognized as an expense on a straight-line basis through the date of full vesting. Under IFRS, the expense is required to be recognized over the individual vesting periods for graded vesting awards. At January 1, 2010, this change in valuation resulted in a $0.9 million increase in “Other reserves”, and was offset directly to equity.

For the year ended December 31, 2010, an increase in share based compensation expense of $0.4 million resulted from the revised valuation methodology.

(j)	Depletion

Upon transition to IFRS, the Corporation adopted a policy of depleting its oil and natural gas assets on a unit of production basis over proved plus probable reserves, by depletable component. The depletion policy under Previous GAAP was a unit of production over proved reserves in a single pool. There was no impact on adoption of IFRS at January 1, 2010, as provided by the IFRS 1 deemed cost allocation election.

For the year ended December 31, 2010, a decrease in depletion of $52.8 million resulted from the reduction of the Corporation’s oil and natural gas asset base and the revised depletion methodology. Ceiling test impairments recognized under Previous GAAP were previously disclosed in depletion and depreciation.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 44

(k)	Flow-through shares

Under Previous GAAP, the aggregate tax effect of all flow-through share renouncements in excess of the premium liability associated with flow-through share issuances were recognized as a reduction of share capital. No specific guidance is provided regarding this issue under IFRS; however, it has been interpreted that guidance applied under US GAAP is acceptable under IFRS. Under US GAAP, issuance proceeds were disaggregated between the fair market value of the shares issued and the premium paid for the renounced expenditures. A deferred tax liability was accrued upon effective date of the renouncement and the deferred tax expense was charged to net earnings rather than to share capital. On transition to IFRS at January 1, 2010, deferred tax expense of $30.0 million was reclassified from share capital to retained earnings.

Consolidated Financial Statements Compton Petroleum - December 31, 2011	Page 45